Exhibit 99.1

SKK HOLDINGS LIMITED ANNOUNCES RECEIPT OF NASDAQ EXTENSION OF COMPLIANCE PERIOD REGARDING MINIMUM PRICE DEFICIENCY

SINGAPORE, October 17, 2025 (GlobeNewswire) – SKK Holdings Limited (“SKK” or the “Company”) (Nasdaq: SKK), a civil engineering service provider that specializes in subsurface utility works in Singapore, previously announced that it received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) on April 14, 2025, notifying the Company that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, the Company did not meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. The letter provided that the Company had 180 days to comply with this requirement and may be eligible for another 180 day extension. The Company was not able to meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share by October 13, 2025, which was the end of the 180-day compliance period.

Today the Company announced that it received a letter from Nasdaq dated October 14, 2025, notifying the Company that it is eligible for an additional 180-day extension, or until April 13, 2026, to regain compliance. The shares will continue to trade uninterrupted under the symbol “SKK” through the 180-day extension.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement within the current 180-day extension period. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

SKK Holdings Limited Contacts:

Sunny Soon

Chief Financial Officer

Telephone +65 6334 3831

skkcfo@skkworks.com.sg

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg